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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE TO/A
                                  (Rule 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)
                            ------------------------

                        LORAL SPACE & COMMUNICATIONS LTD.
                           LORAL SPACECOM CORPORATION
       (Name of Subject Companies (Issuers) and Filing Persons (Offerors))
                            ------------------------

                      Options of Loral SpaceCom Corporation
              to Purchase Common Stock, Par Value $0.01 Per Share,
                      of Loral Space & Communications Ltd.,
               Having an Exercise Price Per Share of $2.00 or more
                         (Title of Class of Securities)

                                    G56462107
                    (CUSIP Number of Underlying Common Stock)

                                 Avi Katz, Esq.
                  Vice President, General Counsel and Secretary
                        Loral Space & Communications Ltd.
                         c/o Loral SpaceCom Corporation
                                600 Third Avenue
                               New York, NY 10016
                                 (212) 697-1105
                     (Name, address and telephone number of
                          person authorized to receive
                          notices and communications on
                            behalf of filing person)
                            ------------------------

                                    Copy to:
                              David K. Boston, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

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                            CALCULATION OF FILING FEE

                   Transaction valuation* Amount of filing fee
                   ---------------------- --------------------
                          $4,300,000            $395.60

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 17,481,247 shares of Common Stock, par value $0.01, of Loral Space & Communications Ltd. having an aggregate value of $4.3 million as of January 23, 2003 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $92.00 per $1,000,000.00 of the value of the transaction.

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Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

[X]

Amount Previously Paid:   $395.60       Filing party: Loral Space & Communications Ltd.
Form or Registration No.: 005-50103     Date filed:   February 5, 2003

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]


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


     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 5, 2003, as amended by amendment No. 1 filed with the Commission on February 25, 2003 (as amended, the "Schedule TO"), relating to our offer to eligible employees to exchange new options of Loral SpaceCom Corporation ("Loral SpaceCom") to purchase shares of common stock of Loral Space & Communications Ltd. ("Loral") with an exercise price per share equal to the fair market value of one share of common stock of Loral on the date of grant for certain outstanding stock options of Loral SpaceCom held by such employees under Loral's designated option plans, if those outstanding options have an exercise price per share of $2.00 or more (the "Offer"). The Offer is subject to the terms and conditions described in the Offer to Exchange dated February 5, 2003 (the "Offer to Exchange") and the related Letter of Transmittal.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph:

(c) The Offer expired on March 6, 2003 at 11:59 P.M., New York City time. We have accepted for cancellation eligible outstanding options to purchase an aggregate of 14,884,403 shares of Loral common stock. Upon the terms and subject to the conditions of the Offer, we will grant new options to purchase an aggregate of 6,021,488 shares of Loral common stock in exchange for the options tendered in the Offer. We will promptly send each option holder whose options have been accepted for exchange a letter, substantially in the form of Exhibit
(a)(6) as previously filed, indicating the number of shares of Loral common stock that will be subject to the new options that will be granted to such holder.


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


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO/A is true, complete and correct.


                                        Loral Space & Communications Ltd.

                                        /s/ Janet T. Yeung
                                        -----------------------------------
                                        Janet T. Yeung
                                        Vice President, Deputy General
                                        Counsel and Assistant Secretary


                                        Loral SpaceCom Corporation


                                        /s/ Janet T. Yeung
                                        -----------------------------------
                                        Janet T. Yeung
                                        Vice President, Deputy General
                                        Counsel and Assistant Secretary

Date: March 10, 2003


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